May 30, 2000

Mail Stop 0304

United States Securities and Exchange Commission ("SEC")
Washington, D.C. 20549
Attention: Ms. Goldie B. Walker

     Re:  Solar Group, Inc.
          RW - Registration Statement on Form 10-SB
          File No. 0-30139
          Filed March 28, 2000

To the SEC:

     Pursuant to the request made by your office, please accept this as the above registrant's request to withdraw the above Registration Statement, since you requested that we file additional interim financial statements for the period ended March 31, 2000. In order to assist you, since we believe that the financial statements are presently current, we will withdraw, but refile under the same file number within a few days. We hope that the staff will then immediately review and advise us that the filing of the Registration Statement is satisfactory so that the SEC will make it effective before any further waiting period.


                                             Respectfully submitted,


                                             Solar Group, Inc.

                                             By Leon Leibovich
                                                President


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